CONFIDENTIAL TREATMENT REQUESTED
 BY SPREADTRUM COMMUNICATIONS, INC: SPRD-001

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN PORTIONS OF THIS LETTER, AS IDENTIFIED BY THE MARK “[******]” AND BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

October 21, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Martin James, Senior Assistant Chief Accountant Kate Tillan, Assistant Chief Accountant Tara Harkins, Staff Accountant

Re:	Spreadtrum Communications, Inc. Form 20-F for the fiscal year ended December 31, 2010 Filed April 6, 2011 File No. 001-33535

Ladies and Gentlemen:

Spreadtrum Communications, Inc. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 30, 2011 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and filed with the Commission on April 6, 2011 (the “2010 Form 20-F”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

For the Staff’s reference, we are providing by overnight delivery to the Staff a copy of this letter, a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions for which the Company is requesting confidential treatment.  In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.  The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 48

1.
We note from page F-19 that you reported $59.6 million of deferred inventory costs as of December 31, 2010 as compared to $4.1 million of deferred inventory costs as of December 31, 2009.  We similarly note from page F-14 that you reported $103.1 million of advances from customers as of December 31, 2010 as compared to $14.7 million of advances from customers as of December 31, 2009.  Please revise your future filings to explain in more detail why these balances have increased significantly from fiscal 2010 as compared to fiscal 2009.  Refer to the guidance in Item 5(b) and 5(d) of Form 20-F.  Please provide us with a sample of your proposed disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s balances for deferred inventory costs and advances from customers result from the terms of the Company’s quality inspection arrangements with customer acceptance provisions, which provide customers with a quality inspection period, as disclosed in Note 2(i) Inventories on page F-12 and Note 2(o) Revenue Recognition on page F-14 of the 2010 Form 20-F.  Pursuant to the terms of the quality inspection arrangements, the Company delivers its products and receives payments from customers; however, the Company does not recognize revenue until the earlier of the customer’s acceptance of the products or the expiration of the quality inspection period (without a prior rejection of the products by the customer).  The Company’s balances for deferred inventory costs and advances from customers significantly increased from 2010 as compared to 2009 because (1) quality inspection arrangements providing customers with a quality inspection period were granted to the majority of the Company’s customers in 2010 while such arrangements were provided to only select customers in 2009; (2) the quality inspection period under the quality inspection arrangements was extended from 30 or 60 days in 2009 to primarily 90 days in 2010; and (3) the Company’s volume of business increased significantly, from total revenue of $105 million in 2009 to $346 million in 2010, with revenue from contracts with quality inspection provisions representing approximately 81% of total revenue for 2010 as compared to 6% of total revenue for 2009.

CONFIDENTIAL TREATMENT REQUESTED
 BY SPREADTRUM COMMUNICATIONS, INC: SPRD-001

Securities and Exchange Commission
October 21, 2011

In response to the Staff’s comment, the Company proposes to include a disclosure along the following lines in future filings:

“Our balances for deferred inventory costs and advances from customers result from the terms of our quality inspection arrangements with customer acceptance provision, which provide customers with a quality inspection period.  Pursuant to the terms of such arrangements, we deliver our products and receive payments from customers; however, we do not recognize revenue until the earlier of the customer’s acceptance of the products or the expiration of the quality inspection period (without a prior rejection of the products by the customer).  Our balances for deferred inventory costs and advances from customers increased significantly as of December 31, 2010 when compared to December 31, 2009 because (1) quality inspection arrangements providing customers with a quality inspection period were granted to the majority of our customers in 2010 while such arrangements were provided to only select customers in 2009; (2) the quality inspection period under the revenue arrangements was extended from 30 or 60 days in 2009 to primarily 90 days in 2010; and (3) the Company’s volume of business increased significantly, from total revenue of $105 million in 2009 to $346 million in 2010, with revenue from contracts with quality inspection provisions representing approximately 81% of total revenue for 2010 as compared to 6% of total revenue for 2009.”

-Results of Operations, page 56

2.
We note your disclosure on page 57 that your sales primarily increased due to sales of your 2G/2.5G and your 3G semiconductor bundles.  We further note your disclosures on page 48 related to product sale metric information related to RF transceivers, baseband semiconductors, and bundle semiconductors.  Please revise future filings to explain in more detail why your sales have increased in these individual product groups.  For instance, please specifically explain in more detail how the overall expansion of your customer base impacted these product sales categories.  Refer to the guidance in Item 5(a) of Form 20-F.  Please provide us with a sample of your proposed disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s revenue increased by 229.6% in 2010 as compared to 2009 due to a significant increase in the sale of the Company’s bundle semiconductors, which included 2G/2.5G and 3G bundle semiconductors.  The increase in sales volume of the Company’s 2G/2.5G bundle semiconductors was primarily due to: (1) the Company’s successful launch of its innovative SC6600L2/L7 series baseband chipsets, which are bundled with the Company’s RF transceivers and allow multiple SIM cards to run simultaneously on standby mode with one set of baseband and RF transceiver bundle semiconductor; and (2) the increased adoption of the Company’s 2G/2.5G products by handset manufacturers, Independent Design Houses (“IDH”) and Original Design Manufacturers (“ODM”), significantly increasing market demand for the Company’s products.  The increase in sales volume of the Company’s 3G bundle semiconductors was primarily due to: (1) the growth of China’s domestic TD-SCDMA (a 3G standard) market resulting in a significant increase in the Company’s shipments of its TD-SCDMA solution and RF bundle chipset; and (2) the adoption of the Company’s TD-SCDMA solution and increased usage of the Company’s 3G bundle semiconductor chips by handset manufacturers, IDHs and ODMs.

CONFIDENTIAL TREATMENT REQUESTED
 BY SPREADTRUM COMMUNICATIONS, INC: SPRD-001

Securities and Exchange Commission
October 21, 2011

In response to the Staff’s comment, the Company proposes to include a disclosure along the following lines in future filings:

“Revenue. Our revenue increased by 229.6% to $346.4 million in 2010 from $105.1 million in 2009. The increase in revenue was due to a significant increase in sales of bundle semiconductors, including 2G/2.5G and 3G bundle semiconductors, partially offset by a decrease in average selling price.

In 2010, 97% of our revenue was generated from the sale of bundle semiconductors while only 3% was generated from the sale of RF transceivers and baseband semiconductors.  In 2010, sales volume of our 2G/2.5G and 3G bundle semiconductors increased by 253.6% and 907.5% from 2009, respectively. The increase in sales volume of our 2G/2.5G bundle semiconductors was primarily due to: (1) the successful launch of our innovative SC6600L2/L7 series baseband chipsets, which are bundled with our RF transceivers and allow multiple SIM cards to run simultaneously on standby mode with one set of baseband and RF transceiver bundle semiconductor; and (2) the adoption of our 2G/2.5G products by more handset device manufacturers, Independent Design Houses (“IDH”) and Original Design Manufacturers (“ODM”), significantly increasing market demand for our products. The increase in sales volume of our 3G bundle semiconductors was primarily due to: (1) the growth of China’s domestic TD-SCDMA (a 3G standard) market from approximately 2.4 million as of December 31, 2009 to approximately 20.7 million as of December 31, 2010 resulting in a significant increase in our shipments of the TD-SCDMA baseband and RF bundle chipset; and (2) the adoption of our TD-SCDMA solution and increased usage of our 3G bundle semiconductor chips by handset manufacturers, IDHs and ODMs.”

Item 18. Financial Statements, page 86

Note 2. Summary of Significant Accounting Policies, page F-10

-Concentration of Credit Risk, page F-11

3.
Please tell us the payment terms of your four largest customers in 2010 (customers D, E, F and H as shown in the table on page F-11).  We note that these customers are not also reflected as having a receivable balance as of December 31, 2010.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has quality inspection arrangements with [******] of its four largest customers in 2010 providing for the quality inspection period described above in response to comment 1 and requiring [******] to the Company within [******] to [******] days of the beginning of the month for goods shipped during the previous month. As detailed in Note 2(o) of page F-14, the Company does not recognize revenue until the earlier of the customer’s acceptance of the products or the expiration of the quality inspection period (without a prior rejection of the products by the customer). Accordingly, prior to the recognition of such revenue, the Company does not record any accounts receivables.  Rather, payments received from customers are recorded as advances from customers. All the payments due and payable in 2010 from the Company’s four largest customers in the same period were received prior to the Company’s recognition of the associated revenue. Therefore, no accounts receivable balances had been recorded for such customers as of December 31, 2010.

CONFIDENTIAL TREATMENT REQUESTED
 BY SPREADTRUM COMMUNICATIONS, INC: SPRD-001

Securities and Exchange Commission
October 21, 2011

-Revenue Recognition, page F-l4

4.
We note that your deferred costs have increased significantly between 2009 and 2010.  Please tell us the nature of any significant changes in the terms of your revenue arrangements.  In this regard, please quantify the amount of revenue associated with contracts that contain acceptance provisions for quality inspections for which you defer revenue recognition.

In response to the Staff’s comment, the Company respectfully advises the Staff that, beginning in the fourth quarter of 2009, the Company granted a quality inspection period of 30 or 60 days to certain of its key customers, which provided such customers with the right to return and cancel the sales order if the products failed to meet the customer’s quality inspection.  In 2010, a majority of the Company’s customers were granted similar rights and the quality inspection periods were extended primarily to 90 days. For the year ended December 31, 2010, recognized revenue associated with contracts providing for quality acceptance periods was approximately US$260 million, representing approximately 81% of total revenue in 2010, compared to approximately US$6 million or 6% of total revenue in 2009.

5.
Further, we note from your Form 6-K filed on August 8, 2011 that China Mobile is shifting from purchasing from your central procurement to distributors.  Please explain to us when this shift began and discuss the impact, if any, it has had upon your revenue recognition policies.  For instance, please explain to us if you have changed your revenue arrangements with your distributors and your related revenue recognition policies.

In response to the Staff’s comment, the Company respectfully advises the Staff that the change in China Mobile’s procurement strategy began in the second quarter of 2011. China Mobile is one of China’s largest telecommunication operators and it operates the network of TD-SCDMA, a 3G standard that is adopted in China. Historically, a significant portion of  TD-SCDMA mobile handset devices were centralized purchased by China Mobile headquarter directly from handset manufacturers and China Mobile headquarter then sold the handsets to end customers through its provincial and/or municipal branches. From the second quarter of 2011, China Mobile decided to decentralize its procurement policy and allows its provincial and/or municipal branches more leeway to source TD-SCDMA devices based on local pricing and market demand.  The decentralization policy opened the procurement channel and business opportunities for more handset manufacturers, IDHs and ODMs to enter the supply channel which is previously controlled by China Mobile headquarter and not available to them. However, since China Mobile is not the Company’s customer and the Company does not have any revenue arrangements with China Mobile, the shift in China Mobile’s procurement strategy did not have an impact on the Company’s revenue recognition policies nor on the revenue arrangements the Company has with its customers.

CONFIDENTIAL TREATMENT REQUESTED
 BY SPREADTRUM COMMUNICATIONS, INC: SPRD-001

Securities and Exchange Commission
October 21, 2011

Note 15. Segment and Geographic Information, page F-26

6.	Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to ASC 280-10-50-41(a).

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure of revenues by location are attributed to countries where the Company’s customers are based. The Company currently sells its products to handset device manufacturers, IDHs, ODMs and distributors. It is the Company’s understanding that the handset device products manufactured by these handset device manufacturers, IDH’s and ODMs, and customers of the distributors are then sold to emerging markets, including China, India, South-East Asia, Africa and South America. The Company’s disclosure in Segment and Geographic Information on page F-26 reflects the Company’s revenue based on the respective geographic locations of the Company’s customers noted above.

The Company respectfully notes the Staff’s comment and confirms that it will expand the disclosure of Segment and Geographic Information in future filings to disclose the basis of attributing revenues from external customers as explained above.

7.
We note your disclosures on page 48 related to product sale metric information related to RF transceivers, baseband semiconductors, and bundle semiconductors.  We further note from page 57 and your Form 6-K filed on August 8, 2011 that you discuss 2G/2.5G bundle semiconductors and 3G product bundle semiconductors.  It appears that you are changing the major categories of your revenues by product between fiscal 2009 as compared to fiscal 2010.  Considering your disclosures on pages 48 and 57, and your recent disclosures within your Form 6-K filed on August 8, 2011, please explain to us how you considered the guidance in ASC 280-10-50-40 related to the disclosure of revenues by major product categories.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s 2G/2.5G and 3G bundle semiconductors are subsets of the Company’s bundle semiconductor category. Accordingly, the Company respectfully submits that it did not change the major categories of its product revenue, which include RF transceivers, baseband semiconductors and bundle semiconductors.

As discussed in the Company’s response to the Staff’s comment 2 above, revenue from the Company’s sale of RF transceiver and baseband semiconductors has reduced significantly as the majority of the Company’s customers demand bundle semiconductor products from the Company.   Upon acquisition of Spreadtrum USA in January 2008, the Company started to design, develop and market RF transceivers in addition to baseband semiconductors, and also began to sell bundle semiconductor products. The bundle rate of the Company’s RF transceivers to its baseband semiconductors increased from an average of [******] in 2009 to approximately [******] in 2010 due to improved quality in RF transceiver solution. In 2010, substantially all the Company’s revenue ([******]) came from the sale of bundle semiconductor products.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED
 BY SPREADTRUM COMMUNICATIONS, INC: SPRD-001

Securities and Exchange Commission
October 21, 2011

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at +86 (21) 5880-2727 or via facsimile at +86 (21) 5080-2996.  Please also feel free to contact our legal counsel, Eva Wang, at +86 (21) 6165-1721 or by fax at +86 (21) 6165-1799.  Thank you for your assistance.

Very truly yours, SPREADTRUM COMMUNICATIONS, INC. /s/ Shannon Gao Shannon Gao, Chief Financial Officer

cc:	Ida Zhu, Spreadtrum Communications, Inc. Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C. Eva Wang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.